NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 04-17

November 12, 2004

Cumberland Reports Third Quarter 2004 Results and Improved Resources at Meadowbank

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report unaudited interim financial results and summary of activities for the three months ended September 30, 2004.

In addition, Cumberland is pleased to announce improved resources at the Company’s 100% owned Meadowbank gold project located 70 kilometres north of the Hamlet of Baker Lake, Nunavut Territory.  Resource estimates have been validated by AMEC Americas Limited (AMEC), formerly AMEC E&C Services Limited, as part of ongoing feasibility studies at Meadowbank.  Revisions to open pit designs, incorporating improved resource estimates, are currently underway.  A revised mine plan with associated capital and operating cost estimates is being developed by AMEC and Cumberland plans to announce feasibility study results in the first quarter of 2005.

Improved Gold Resources

In 2004, Cumberland completed an 18,200 metre drilling exploration program on the Meadowbank project focusing on deposit and open pit expansion, and exploration of new targets within the 25 kilometre gold trend.

Overall, measured and indicated category resources have increased by 245,000 contained ounces gold, compared to first quarter 2004 estimates*.  The Meadowbank project now hosts an estimated 3,203,000 ounces of gold in the measured and indicated category of resources accounting for 85% of the global resources, compared to 79% estimated in the first quarter of 2004.  Feasibility level open pit designs (which can only assess measured and indicated category resources) and associated economic studies are in progress to advance these resources to mineral reserves.

Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely-spaced, near surface gold deposits.  The table below summarizes the fourth quarter 2004 Meadowbank gold resources by deposit.

Meadowbank Resources by Deposit – Q4/2004*

Deposit	Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Portage Area**	Measured	1,013,000	5.50	179,000
(1.5 g/t cutoff)	Indicated	10,805,000	4.50	1,563,000
	Inferred	774,000	4.30	107,000
Vault	Measured	39,000	3.70	5,000
(2.0 g/t cutoff)	Indicated	8,468,000	3.70	1,007,000
	Inferred	1,223,000	3.80	149,000
Goose Island	Indicated	2,541,000	5.50	449,000
(1.5 g/t cutoff)	Inferred	1,740,000	4.50	252,000
PDF*** (2.0 g/t cutoff)	Inferred	507,000	4.50	73,000
		Total Measured & Indicated		3,203,000
		Total Inferred		581,000

The Phase I exploration program, consisting of 90 diamond drill holes in approximately 14,700 metres at the Goose Island and Vault deposits, was successful in enhancing gold resources.  At the Goose Island deposit, the tonnage and grade of the indicated resource increased by 32% and 15%, respectively, as a result of 2004 drilling.  This represents an additional 152,000 ounces of gold in the indicated category at Goose Island.  At the Vault deposit, an additional 563,000 tonnes of measured and indicated resources were outlined by drilling in 2004, representing a 7% tonnage increase (93,000 ounces gold) over previous estimates.

The Phase II program (see below for description and results) was successful in expanding the PDF deposit. While the PDF deposit resources will not be included in the project feasibility study, the deposit remains open for expansion and plans for further exploration in 2005 are being prepared.

Meadowbank Project Resources – Q4/2004*

Resource Category	Tonnes	Grade (g/t)
Measured and Indicated	22,866,000	4.40
Inferred	4,244,000	4.30

Optimization of Feasibility Study

Cumberland initiated a feasibility study on the Meadowbank project in 2003 and in early 2004 extended completion of the study due in part to global escalations in the cost of fuel, steel and other construction items which impacted the preliminary construction cost estimates for the project.  The Company is now concluding an extensive range of studies to improve the economics of the project including;  capital and operating cost optimization, additional metallurgical testing to support throughput variations, the impact of improved resources to mine scheduling, and various transportation, access and contract options.

Permitting

In January 2004, the Company reported that the Department of Indian Affairs and Northern Development approved a recommendation made by the Nunavut Impact Review Board (NIRB) for the Meadowbank project to enter the formal project review process for mine development.  The permitting process at Meadowbank will now advance from the project screening process to a “Part 5” NIRB review within the context of the Nunavut Land Claims Agreement.  The next stage of the permitting process requires Cumberland to submit a draft Environmental Impact Statement (EIS) to NIRB.  Cumberland is in the final stages of completing the draft EIS.

Phase II 2004 Exploration

The Phase II exploration program at Meadowbank was initiated in June and completed in September 2004.  The drilling program, consisting of 22 diamond drill holes in approximately 3,500 metres, tested for the potential expansion of the PDF deposit, additional exploration at the Phaser Lake target and initial exploration of the Jim Zone (located in the northern sector of the property).

At the PDF deposit, drilling was successful in extending mineralization at depth and the deposit remains open for expansion. Highlights from the Phase II 2004 drilling at the PDF deposit include****:

5.60 g/t gold over 3.02 metres at 125 metres below surface in hole PDF04-035

6.79 g/t gold over 2.51 metres at 132 metres below surface in hole PDF04-036

A regional exploration program was also completed in the northern area of the Meadowbank property as part of the Phase II exploration program.  An airborne geophysical survey was flown over approximately 1,700 line kilometres and results are being interpreted with the objective of identifying new exploration targets.

Meliadine West Project

Cumberland holds a 22% (carried to production) interest in the Meliadine West gold project located in Nunavut Territory.  Comaplex Minerals Corp., Operator of the Meliadine West project, completed 21 diamond drill holes in 9,297 metres at Meliadine West directed at the Main Tiriganiaq deposit and further exploration of deeper targets.  Other activities included ongoing resource evaluation in preparation for feasibility study.

The Operator reported (see Cumberland news release NR04-16) that results from the final drill holes in the West Tiriganiaq zone indicate the potential for additional gold resources at depth and along strike of the Main Tiriganiaq deposit.  The West Tiriganiaq zone is located 400 metres west of the Main Tiriganiaq deposit at depths between 350 metres and 450 metres vertically below surface.

Comaplex further stated that a re-calculation of resources in the Main Tiriganiaq deposit with subsequent underground exploration of the deposit is the primary focus and that it is committed to moving the Main Tiriganiaq deposit towards feasibility as quickly as possible.

Financial Highlights

At September 30, 2004, the Company had working capital of $38.1 million, compared to $45.8 million at December 31, 2003.

The Company incurred a net loss of $3.65 million ($0.07 per share) in the third quarter of 2004, compared to a net loss of $3.70 million ($0.08 per share) in the third quarter of 2003.  The most significant component of the Company’s net loss for the third quarter of 2004 and 2003 was exploration and development costs on the Meadowbank project, which were $2.12 million in the third quarter of 2004 compared to $3.30 million for the same period in 2003.

The Company had no operating revenues in the third quarters of 2004 or 2003, as it had not commenced mining operations.

This summary of financial highlights should be read in conjunction with the Company’s unaudited interim financial statements for the third quarter of 2004 and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations, both of which are available on www.sedar.com.

Kinross as Shareholder

In May 2004, Cumberland confirmed that as of April 30, 2004, Kinross Gold Corporation had acquired (for investment purposes) a total of 4.8 million common shares or 8.8% of the Company’s outstanding shares.  As of November 5, 2004, Kinross has increased its share interest in the Company to 7.8 million shares or 14.2% of the Company’s outstanding shares.

About Cumberland

Effective October 31st, 2004, Mr. John Greig resigned as a Director of the Company to pursue retirement plans.  The Board and Management would like to thank Mr. Greig for his long standing commitment and valuable contributions to the growth of the Company.

Cumberland Resources Ltd. is a well-financed mineral exploration and development company which holds interests in two undeveloped gold properties in Nunavut, Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).  The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

“Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* Meadowbank project resource parameters:  Meadowbank resource estimates (Q4/2004) were prepared by Cumberland in accordance with standards outlined in National Instrument 43-101 and validated by AMEC Americas Limited (AMEC) (except for the Portage Area and PDF deposits) under the direction of Steve Blower, P.Geo., Independent Qualified Person as defined by NI 43-101.  Resource estimation models for all deposits (except the Portage Area and PDF deposits) were estimated using three-dimensional block model methods employing inverse distance methods.  Grade capping strategies include application of capping and/or capping with distance restrictions on high grade assays.  Resources were classified as measured only in areas supported by close-spaced drilling and trench exposures.  Indicated resources from all of the deposits are generally within 25 metres of a drill hole and are supported by a minimum of two drill holes.

Fourth quarter 2004 total contained measured and indicated ounces are calculated by the sum of the individual deposits.  For comparison purposes, first quarter 2004 total contained measured and indicated ounces, using the same calculation methods, was 2,958,000 ounces.

** Portage Area deposits resource parameters:  Portage Area resource estimates (Q1/2004) were prepared by AMEC Americas Limited (AMEC) under the direction of Steve Blower, P.Geo., Independent Qualified Person as defined by NI 43-101.  Resource estimation models were estimated using three-dimensional block model methods employing inverse distance methods.  Grade capping strategies were developed and applied by AMEC and include application of capping and/or capping with distance restrictions on high grade assays.  Resources were classified as measured only in areas defined by close-spaced drilling and trench exposures.  Indicated resources from all of the deposits are generally within 25 metres of a drill hole and are supported by a minimum of two drill holes.

*** PDF deposit resource parameters:  PDF resource estimates (Q4/2004) were prepared by Cumberland in accordance with standards outlined in National Instrument 43-101 and CIM Standards on Mineral Resources and Reserves (August 2000).  James McCrea, P.Geo., Manager, Mineral Resources for Cumberland, is the Qualified Person under NI 43-101.  PDF deposit resources are not included in the feasibility study of the Meadowbank project.

PDF resource estimates (Q4/2004) are based on 39 NQ diamond drill holes and a total of 1900 samples.  Samples were assayed at IPL Laboratories of Vancouver, British Columbia, utilizing fire assay with AA finish and fire assay with gravimetric finish on all assays yielding greater than 1 g/t.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples.  Acme Laboratories of Vancouver, British Columbia, provides external reference assaying.  Resource analysis is based on three-dimensional solid models generated from geological and assay data.  Interpolation is based on compositing at 0.75 metre down-hole lengths.  Inverse distance to the 2nd power with a minimum of two and a maximum of 12 composites is required to interpolate grade into a block.  Composites were capped at 20 g/t.  A 2.0 g/t cut-off grade is applied.

**** PDF deposit drilling (Phase II 2004) parameters:  True thickness of intersections ranges from 95-100% of intersected widths.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.  The resource estimates validated by AMEC Americas Limited (AMEC) for Cumberland were prepared according to the Canadian guidelines of National Instrument 43-101.  The Toronto Stock Exchange (TSX) requires resource estimates to be reported according to NI 43-101.  The guidelines of NI 43-101 differ from the requirements of the United States Securities and Exchanges Commission and the resource information reported by United States companies.  The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.